UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934
______________________________________________

Date of Report (Date of earliest event reported):	October 28, 2008 (October 27, 2008)

TELTRONICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-17893	59-2937938
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2150 WHITFIELD INDUSTRIAL WAY, SARASOTA, FLORIDA	34243
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code:	(941) 753-5000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 (c)   APPOINTMENT OF PRINCIPAL OFFICERS.

On October 27, 2008, Angela L. Marvin, CPA joined Teltronics, Inc. as Vice President of Finance and Chief Financial Officer.  Ms. Marvin who holds a Bachelors of Science in Accounting from St. John Fisher College, is a Certified Public Accountant licensed in the State of New York.

Prior to joining Teltronics, Inc., Ms. Marvin was with JCI Jones Chemicals, Inc., a privately held manufacturer and distributor of water treatment chemicals. Ms. Marvin joined JCI Jones Chemicals, Inc. in 2002 and served as Chief Financial Officer and Treasurer.

Prior to her private industry experience, Ms Marvin was a Senior Auditor with Deloitte.

ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS.

(a)           Not applicable.

(b)           Not applicable.

           (c)    Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

TELTRONICS, INC. (Registrant)
Date: October 28, 2008	By: /s/ Ewen R. Cameron
Ewen R. Cameron President and Chief Executive Officer